SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 OF the Securities Exchange Act of 1934

                            For the month of May 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes             No X
                                   ---            ---

                    Tele Nordeste Celular Participacoes S.A.




                               Annual Information


                                 Year Base: 2002

                                                                INDEX

Introduction......................................................................................................3
01 - Company Data.................................................................................................3
   01.01 - Identification.........................................................................................3
   01.02 - Head Office............................................................................................3
   01.03 - Department of Shareholders.............................................................................3
   01.04 - Investors Relations Director...........................................................................3
   01.05 - Reference / Auditor....................................................................................3
   01.06 - Company Characteristics................................................................................4
02 - Board of Directors and Executive Officers....................................................................4
   02.01 - Composition of the Current Board of Directors and Executive Officers...................................4
   02.02 - Professional Experience and Educational Background of each Adviser and each Director...................4
03. - Control of
   Registrant.....................................................................................................7
   03.01 - Shareholding Position of Shareholders with more than 5% of Voting Shares...............................7
04. - Capital Composition.........................................................................................9
05. - History And Business Sector.................................................................................9
   05.01 - Brief History of the Company...........................................................................9
   05.02 - Characteristics of the Business Sector.................................................................9
     Concession Agreements and the Regulatory Agency.............................................................11
     Market Positioning..........................................................................................12
     Competition.................................................................................................12
     The Region..................................................................................................12
     Obligations of the Telecommunications Companies.............................................................13
     Service Quality.............................................................................................13
     Service to Districts and Municipal Seat Districts...........................................................13
     Protocol - Service Quality..................................................................................14
     Interconnection.............................................................................................15
     Tariff Regulation...........................................................................................15
   05.03 - Peak Business Periods.................................................................................16
06 - Products and Services Offered...............................................................................16
   06.01 - Main Clients according to Product and/or Service Offered..............................................16
07 - Production Process..........................................................................................16
     Post-paid System............................................................................................17
     Prepaid System..............................................................................................17
     Value Added Services........................................................................................18
     Billing and Management System...............................................................................18
     Service Suspension and Cancellation.........................................................................19
08 - Commercialization and Distribution Process, Markets and Exports.............................................19
     Markets.....................................................................................................19
     Macroeconomic Context and Business Sector...................................................................21
     Commercialization and Distribution..........................................................................21
     Network Coverage and Use....................................................................................22
     Tariffs.....................................................................................................22
     Prepaid System..............................................................................................24
     Use of Network Tariff.......................................................................................27
     Taxes on Telecommunication Services.........................................................................27
9 - Positioning in the Competitive Process.......................................................................27
10 - Main Patents, Trademarks and Franchises.....................................................................28
11 - Investment Projects.........................................................................................28
12 - Operations with Related Companies...........................................................................29


Introduction

This is a summary of the Annual Report for the year 2001 that the Tele Nordeste Celular Participacoes S.A. sent to the Comisao de Valores Mobiliarios - CVM, the Brazilian securities market regulatory agency

01 - Company Data

01.01 - Identification

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE      2 - COMPANY NAME                                    3 - CGC CORPORATE TAXPAYER NUMBER
01766-3           TELE NORDESTE CELULAR PARTICIPACOES S.A.            02.558.156/0001-18
-----------------------------------------------------------------------------------------------------------------
4 - TRADE NAME
TELE NORDESTE CELULAR PARTICIPACOES S.A.
-----------------------------------------------------------------------------------------------------------------
5 - PREVIOUS TRADE NAME

-----------------------------------------------------------------------------------------------------------------
6 - NIRE
263001109-3
-----------------------------------------------------------------------------------------------------------------

01.02 - Head Office
-----------------------------------------------------------------------------------------------------------------
1 - COMPLETE ADDRESS                                     2 - NEIGHBORHOOD OR DISTRICT
Av. Conde de Boa Vista, 800 2(0)floor                    Boa Vista
-----------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                           4 - CITY                             5 - STATE
50060-004                              Recife                               PE
-----------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE         8 - TELEPHONE          9 - TELEPHONE         10 - TELEX
55.81                   3216-2813             -3216-2593             -3216-2594-
-----------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX              13 - FAX               14 - FAX
55.81                   3216-2869             -x-                    -x-
-----------------------------------------------------------------------------------------------------------------
15 - E-MAIL
fabiola.almeida@timnordeste.com.br
-----------------------------------------------------------------------------------------------------------------

01.03 - Department of Shareholders
-----------------------------------------------------------------------------------------------------------------
1 - NAME
Fabiola Almeida
-----------------------------------------------------------------------------------------------------------------
2 - POSITION
Investors Relations Manager
-----------------------------------------------------------------------------------------------------------------
3 - COMPLETE ADDRESS                                     4 - NEIGHBORHOOD OR DISTRICT
Av. Conde de Boa Vista, 800 2(0)floor                     Boa Vista
-----------------------------------------------------------------------------------------------------------------
5 - ZIP CODE                           6 - CITY                             7 - STATE
50060-004                              Recife                               PE
-----------------------------------------------------------------------------------------------------------------
8 - AREA CODE           9 - TELEPHONE         10 - TELEPHONE         11 - TELEPHONE        12 - TELEX
55.81                   3216-2594              -x-                   -x-
-----------------------------------------------------------------------------------------------------------------
13 - AREA CODE          14 - FAX              15 - FAX               16 - FAX
55.81                   3216-2869             -x-                    -x-
-----------------------------------------------------------------------------------------------------------------
17 - E-MAIL
fabiola.almeida@timnordeste.com.br
-----------------------------------------------------------------------------------------------------------------

01.04 - Investors Relations Director
-----------------------------------------------------------------------------------------------------------------
1 - NAME
Walmir Urbano Kesseli
-----------------------------------------------------------------------------------------------------------------
2 - COMPLETE ADDRESS                                     3 - NEIGHBORHOOD OR DISTRICT
Av. Conde de Boa Vista, 800 2(0)andar                     Boa Vista
-----------------------------------------------------------------------------------------------------------------
4 - ZIP CODE                           5 - CITY                             6 - STATE
50060-004                              Recife                               PE
-----------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE         9 - TELEPHONE          10 - TELEPHONE        11 - TELEX
55.81                   3216-2813             -3216-2593-            -3216-2594-
-----------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX              14 - FAX               15 - FAX
55.81                   3216-2869             -x-                    -x-
-----------------------------------------------------------------------------------------------------------------
16 - E-MAIL
walmir.kesseli@timnordeste.com.br
-----------------------------------------------------------------------------------------------------------------



01.05 - Reference / Auditor
-----------------------------------------------------------------------------------------------------------------
1 - STARTING DATE OF LAST FISCAL YEAR                    2 - LAST DAY OF THE LAST FISCAL YEAR
January 01, 2002                                         December 31, 2002
-----------------------------------------------------------------------------------------------------------------
3 - STARTING DATE OF THE CURRENT FISCAL YEAR             3 - LAST DAY FOR THE CURRENT FISCAL YEAR
January 01, 2003                                         December 31, 2003
-----------------------------------------------------------------------------------------------------------------
5 - NAME/CORPORATE NAME OF AUDITOR 6 - CVM CODE Ernst & Young Auditores
Independentes S.C. 00471-5
-----------------------------------------------------------------------------------------------------------------

01.06 - Company Characteristics
-----------------------------------------------------------------------------------------------------------------
1 - STOCK EXCHANGES WHERE THE COMPANY IS REGISTERED
   BVBAAL                 BVMESB                   BVPR                     BVRJ                     BVST
   BVES                   BVPP                     BVRG                   x BOVESPA
-----------------------------------------------------------------------------------------------------------------
2 - TRADING MARKET
Stock Exchangel
-----------------------------------------------------------------------------------------------------------------
3 - TYPE OF SITUATION
Operational
-----------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunications
-----------------------------------------------------------------------------------------------------------------
5 - MAIN BUSINESS ACTIVITY
Mobile Telecommunications Services
-----------------------------------------------------------------------------------------------------------------


02 - Board of Directors and Executive Officers

02.01 - Composition of the Current Board of Directors and Executive Officers
-----------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                3 - CPF       4 -         5 - MANDATE   6 - ADMINISTRATOR  7 - FUNCTION
                                                 ELECTION                  TYPE CODE (*)
                                                 DATE
-----------------------------------------------------------------------------------------------------------------
    01     Marco de Lissicich      058.088.647-6320/12/2002     3 years            2          Chairman
           Drazich
-----------------------------------------------------------------------------------------------------------------
    02     Franco Bertone          647.285.108-5920/12/2002     3 years            2          Member
-----------------------------------------------------------------------------------------------------------------
    03     Luiz Henrique Fraga     665.698.507-6830/04/2001     3 years            2          Member
-----------------------------------------------------------------------------------------------------------------
    04     Mario Cesar Araujo      235.485.337-8724/03/2003     3 years            1          President
-----------------------------------------------------------------------------------------------------------------
    05     Maria Lucia Motta de    086.415.524-7225/10/2000     3 years            2          Member
           Aquino
-----------------------------------------------------------------------------------------------------------------
    06     Walmir Urbano Kesseli   357.679.019-5304/07/2001     3 years            1          Finance and
                                                                                              Investors
                                                                                              Relations Director
-----------------------------------------------------------------------------------------------------------------
(*) CODES:        1 - Belongs only to the Executive Officers
                  2 - Belongs only to the Board of Directors
                  3 - Belongs to the Board of Directors and Executive Directors


02.02 - Professional Experience and Educational Background of each Adviser and each Director

Board of Directors


Marco de Lissicich Drazich

Educational Background: Italian, 55 years, graduated in Law by the University of Rome, since May 22nd

Professional Experience: Mr. De Lissicich began his career at STET Group in 1974 at the Commercial Department form Italcable. In 1978, took place as CCO from South America, after 6 years, turn to CCO for North America and Central. In 1989, turn to Project Manager then Atesia's CEO , joint-venture of STET with AT&T, Italian market leader of telemarketing. In that period, between 1990 and 1992, was the Telemarketing Commission's President.

TIM Brazil was his fourth experience in an operating company from TIM Group. In 1995 Mr. De Lissicich was Operative Marketing Director of TIM lounch in Italy, where after turn to Sales Director. In 1998, he was at Spain, as Customer Care and Billing Director, in the lounch of Amena. In 2000, reached the Presidency of Entel PCS - pioneers on GSM at Latin America - Which was conducted by him to the market leadership.

Franco Bertone

Professional Experience: Italian, 51 years, Larea in Ingegneria Elettonica (University Degree in Electronics Engineering). Telecom Italia Technology and Business School post graduate courses on business management, digital communications and computer controlled switching systems.

Professional Experience: Corporate VP- Telecom Italia Latin America - Sao Paulo, Brasil - since 2002. Director of International Operations - Argentina - Telecom Italia Branch Office - Buenos Aires, Argentina - 2001/2002. CEO and Chairman, Entel - Bolivia - 1997/2000. CEO and Chairman, Sirti Limited - UK and Sirti Limited Corp - USA - 1992/1997.Director of Sustems Division, Sirti - Milano - 1986/1991. Programme Mananger (engineering and operations) second to the Sirti-Ericsson-Philips Joint Venture for the Yanbu Industrial City Telecom Project - Saudi Arabia - 1986/1991.

LUIZ HENRIQUE FRAGA

Educational Background: graduated in Economics, with master in Finances at AGSIM-Thunderbird.

Professional Experience: Vice president of Globalvest Company, Lp and President of Latinvest Asset Management of Brazil. He works at Latinvest Management Company since 1994, where he acts as Director and Senior Portfolio Manager. During the former 5 years, he was Director of Merging Markets, at Bear Stearns, being responsible for the securities in New York, and for all transactions of the company in Brazil. Besides this he worked at Citibank and at Unibanco, in New York, as Director of Merging Markets

MARIA LUCIA MOTTA DE AQUINO

Educational Background: Graduated in Economics and later did graduate studies in Quality and Productivity Management from the Universidade Federal da Paraiba, Brazil. Graduate Studies in Marketing at the Fundacao Getulio Vargas, Sao Paulo, Brazil.

Professional Experience: Manager of the Planning Division of the Companhia de Eletricidade da Borborema (1972 to 1979); Manager of the Budget and costs division of Telecomunicacoes da Paraiba - TELPA - (1879 to 1981); Manager of the Finance Department of Telecomunicacoes da Paraiba - TELPA - (1991 to 1995); Manager of the Customer Relations Department of Telecomunicacoes da Paraiba - TELPA - (1996 to 1998); Vice President of Tele Nordeste Celular Participacoes S.A., since October 1998; President of Telepisa Celular S.A., since October 1998; President of Teleceara Celular S.A., since October 1998; President of Telern Celular S.A., since October 1998; President of Telpa Celular S.A., since October 1998; President of Telpe Celular S.A., since October 1998; President of Telasa Celular S.A., since October 1998.


Executive Directors

MARIO CESAR ARAUJO

Educational Background: Engineering Federal University of Rio de Janeiro 1967/1971.

Professional Experience: TIM Brasil President,


WALMIR URBANO KESSELI

Educational Background: graduated in Economics from the Catholic University of Parana, post-graduate degrees in Business Administration from Catholic University of Parana, MBA in Finance and Capital market from IBMEC and an extension course in Finance form London Bussines School.

Professional Experience: Manager of Financial execution Area, 1986/1993 of Parana's Telecommunication S.A. - Telepar, Manager of Financial management department, 1994/1998 from Telecommunications of Parana S.A.- Telepar, Manager of Financial department of Tele Celular Sul Participacoes S.A. 1999/2001. Actually Chief Financial and Investor Relations of Tele Nordeste Cellar Participacoes S/A.

ROGERIO LYRA

Educational Background: graduated in engineering from Pernambuco Federal University,

Professional Experience: Tele Nordeste CCO and Regional Manager, BCP Telecommunications Marketing Director - 1998/2002. Philips Business Communications, Systems Development Engineer.

03. - Control of Registrant
03.01 - Shareholding Position of Shareholders with more than 5% of Voting Shares
------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME/ COMPANY NAME 3 - CPF / CGC      4 - NATIONALITY      5 - STATE        6 - COMMON       7 - %  8 - PREFERRED
                                                                                            SHARES (000s)           SHARES (000s)
------------------------------------------------------------------------------------------------------------------------------------
01          Bitel Participacoes    02.600.854/0       Brazilian            Rio de Janeiro   68,408,989       52.32  4,827,303
            S.A.                   001-34
------------------------------------------------------------------------------------------------------------------------------------
02          Caixa de Prev. dos     33.754.482/0       Brazilian            Rio de Janeiro   6,847,125        5.24   5,924,563
            Func. do B. do Brasil  001-24
------------------------------------------------------------------------------------------------------------------------------------
03          Tanlay S.A.                                                                     8,432,808        6.45   0
------------------------------------------------------------------------------------------------------------------------------------
03          Latinvest Holdings,                                                             7,639,229        5.84   0
            LDC
------------------------------------------------------------------------------------------------------------------------------------
97          SHARES IN TREASURY                                                              0                0.00   0
------------------------------------------------------------------------------------------------------------------------------------
98          OTHERS                                                                          39,425,076       30.85  204,195,519
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1 -         9 - %                  10 - TOTAL         11 - %               12 - CAP. COMP.  13 - PART. IN    14 - CONTROLLER
                                   SHARES (000s)                                            SHAR. AGRMT.
------------------------------------------------------------------------------------------------------------------------------------
01          2.25                   73,236,201         21.18                31/12/2002                        YES
------------------------------------------------------------------------------------------------------------------------------------
02          2.76                   12,771,688         3.69                 31/12/2002
------------------------------------------------------------------------------------------------------------------------------------
03          0.00                   8,432,808          2.44                 31/12/2002                        NO
------------------------------------------------------------------------------------------------------------------------------------
03          0.00                   7,678,329          2.22                 04/30/2001                        NO
------------------------------------------------------------------------------------------------------------------------------------
97          0.00                   0                  0.00                                                   NO
------------------------------------------------------------------------------------------------------------------------------------
98          94.97                  243,620,595        70.47
------------------------------------------------------------------------------------------------------------------------------------

04. - Capital Composition


--------------------------------------------------------------------------------
                                         Capital
--------------------------------------------------------------------------------
Types of shares                 Number of shares (`000)         Reais (in 000)
--------------------------------------------------------------------------------
Common                                         130,753,136               109,084
--------------------------------------------------------------------------------
Preferred                                      214,986,484               179,358
--------------------------------------------------------------------------------
                Total                          345,739,620               288,442
--------------------------------------------------------------------------------


05. - History And Business Sector

05.01 - Brief History of the Company

In 1997, the "Lei Geral de Telecomunicacoes" (Lei n.(0) 9.472 de 16/07/97) - the General Communications Law was enacted, creating the new Regulatory Agency, Agencia Nacional de Telecomunicacoes - ANATEL, updating the regulations and establishing the basic principles for the privatization of this industry.

In July 1998, the twelve holding companies originated from the breakup of the Telebras system were auctioned, one of which Tele Nordeste Celular. In this auction, Tele Nordeste Celular' controlling interest was acquired by the Bitel Participacoes/UGB Participacoes consortium.

In March 1999, Bitel Participacoes S.A., a company controlled by Telecom Italia Mobile SpA - TIM, bought the shares held by UGB Participacoes, becoming the single controlling stockholder in Tele Nordeste Celular.

TIM is one of the major mobile phone operators in Europe and in the world, with over 39 million customers, of which over 4.9 million in Brazil in December 2002.

TIM also holds the controlling interest in Tele Celular Sul Participacoes S.A. (a holding company controlling the Band A mobile phone operators in the states of Parana and Santa Catarina, and in the city of Pelotas, in the state of Rio Grande do Sul) and of Maxitel (Band B mobile phone operator in the states of Sergipe, Bahia and Minas Gerais). Also the GSM operators: TIM Rio Norte (in the states of Rio de Janeiro, Espitio Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia and Sergipe), TIM Centro Sul (in the states of Rio Grande do Sul, Goias, Tocantins, Mato grosso, Mato grosso do Sul, Rondonia, Acre and Distrito Federal) and TIM Sao Paulo (in the state of Sao Paulo) becoming the unique operator to have a national wide coverage.

Under the Edital de Licitacao do Service Movel Pessoal - SMP [Invitation for Bids for Personal Mobile Service], dated November 22, 2000, Anatel divided Brazil into 3 regions, (Area I - comprising the following states: Rio de Janeiro, Espirito Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia, Sergipe, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; Area II - comprising the following states: Parana, Santa Catarina, Rio Grande do Sul, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre, as well as the Federal District; and Area III - comprising the state of Sao Paulo), and created 3 new Bands "C", "D" and "E", which will operate on the
1.8 GHz frequency.

The SMP that, according to Anatel, replaced the Service Movel Celular - SMC [Mobile Phone Service], is expected to widen the offer of mobile phone services and enable new services and facilities, causing the technological transition to the so-called third-generation mobile handsets, the 3G. The current bands "A" and "B" may opt for migrating to the SMP before the expiry of their licenses, or being incorporated by the SMP as their licenses expire.

Because there were no interested for Band "C", ANATEL promote a public call to sell the correspondents frequencies. Tem enterprises from TIM Group, which operate in SMC, manifest their intention in the aquisiton of those to migrate to PCS and as a consequence to GSM. In November 20th 2002, ANATEL approved the migration of 10 operators from TIM Group for PCS, among then Tele Nordeste Celular.

After the ending of the public sale, the PCS licenses where that distributed :
Sao Paulo Capital, Bahiam Sergipe, Parana, and Santa Catarina with Telecom
Americas: Sao Paulo countryside, Minas Gerais, Piaui, Cearta, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas with Vespe; Parana, Santa Catarina, Rio Grende do Sul, Goias, Tocantins, Mato Grossi, Mato Grosso do Sul, Rondonia and Acre with Brasil Telecom.

The companies controlled by Tele Nordeste Celular are: Telepisa Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. e Telasa Celular S.A., the Band A operating companies in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, respectively. The charte below demonstrates the shareholdings interest of Tele Nordeste Celular in the capital of its subsidiaries:



--------------------------------------------------------
                                     % Capital
                            ----------------------------
Company                         Voting         Total
                                Shares
========================================================
Telepisa Celular S.A.            97,59         79,40
Teleceara Celular S.A.           86,00         79,97
Telern Celular S.A.              92,87         76,19
Telpa Celular S.A.               94,97         71,85
Telpe Celular S.A.               95,16         78,68
Telasa Celular S.A.              97,31         78,77

Together, the operators controlled by Tele Nordeste Celular serve over 1.9 million lines.They operate with digital technology(Time Division Multiple Access
- TDMA),enabling the provision of a variety of value-added services, in addition to maintaining analogical voice channels to serve a small number of their customers, who still own analog terminals, and visitors from other operators with analog technology or digital technology not compatible with TDMA.

Throughout 2002, Tele Nordeste Celular and its operating companies steered their efforts toward growth with profitability, focusing corporate actions on:

a) Cost and operating expenses control; b) Bad debt control and reduction; c) Customer retention and loyalty; d) Network digitalization and optimization;
e) Development of new services and rate plans, geared particulary to the corporate segment; f) Improvement of profitability of the prepaid segment; g) Increase in market share; h) Optimization of human resources.



05.02 - Characteristics of the Business Sector

Tele Nordeste Celular and its subsidiaries (operating companies) resulted from the restructuring of the Telebras System, which occurred during the January to May/1998 period. The subsidiaries were created on January 5, 1998, as the Band-A operators in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, each one resulting from the split-up of the telephone company from each state. Tele Nordeste Celular was created on May 22, 1998, through the transfer of certain rights and obligations of Telebras, including the subsidiaries' shares, as follows (as a percentage of each class of shares and of total capital):

---------------------------------------------------------------------------
Subsidiaries          Estate            Common        Preferred     Total
===========================================================================
Telepisa Celular      Piaui             97,5164       69,0392       78,8480
Teleceara Celular     Ceara             85,6477       76,1767       79,5489
Telern Celular        R.G.do Norte      92,5718       67,5704       75,4192
Telpa Celular         Paraiba           94,8732       60,9292       71,8475
Telpe Celular         Pernambuco        94,8740       63,7236       77,6799
Telasa Celular        Alagoas           97,1991       64,1331       78,0164
---------------------------------------------------------------------------


Concession Agreements and the Regulatory Agency

On November 4th 1997, the Federal Government conceded concessions allowing the telephone companies to render Band-A cellular (mobile) telecommunication services, which services were already being offered by the companies. Such concessions may be renewed for consecutive 15-year periods, upon payment of the fees for the right to exploit cellular telecommunication services and for the use of associated radio frequencies.

The maturity dates and the respective concessions service areas of the operating companies are as follows:

     ---------------------------------------------------------------------------
     Operating Company              State                     Maturity Date
     ---------------------------------------------------------------------------
     Telepisa Celular               Piaui                     March 27, 2009
     Teleceara Celular              Ceara                     November 28, 2008
     Telern Celular                 Rio Grande do Norte       December 31, 2008
     Telpa Celular                  Paraiba                   December 31, 2008
     Telpe Celular                  Pernambuco                May 15, 2009
     Telasa Celular                 Alagoas                   December 15, 2008
     ---------------------------------------------------------------------------

The business activities of the subsidiary companies, as well as the services they may provide and the maximum rates that may be charged, are regulated by the National Telecommunications Agency (ANATEL), pursuant to the terms of Law No. 9,472, dated July 16, 1997 and corresponding regulations.

Market Positioning

Upon the privatization of Tele Nordeste Celular, the new controlling shareholders and Company Board defined the strategies of the subsidiaries ("operating companies") and initiated a restructuring process aimed at improving the level of service and increasing productivity and efficiency. In this process, and with the assistance of international consultants, certain actions were initiated, such as the centralization of administrative functions, network expansion and digitalization (TDMA system), as well as new marketing initiatives.

In 2000, implementation of the new management (such as the SAP R/3) and invoicing systems (CABS 2000) was concluded. The main objective of Tele Nordeste Celular and its operating companies is to continue being the market leader in terms of traffic volume, quality, coverage and customer service.


Competition

With the acquisition of region I by Tele Norte Leste Participacoes S.A., since June 24th, the local market of mobile communication have another player. "Oi" a subsidiary of Telemar, which operates the fixed lines, Utilizing GSM technology (Global System Mobile)

The Band-B operator in the region, BCP (BSE S.A.), a consortium formed by BellSouth and Banco Safra, began its operations halfway through 1998, with a totally digital.

Those two players offer today weaker geographic coverage comparing to Tele Nordeste Celular.

We estimate that our market share in the region at the end of 2002 approximately by 59%, the penetration rate in the region at the end of 2002 was estimated in 11,7%, comparing to the country penetration approximately of 19,2% (almost 32,6 million lines)

In December 2002, the operating companies of Tele Nordeste Celular, as a whole, expanded their client base to a total of 1,925 thousands of clients (694 thousands as post-paid and 1,232 thousands as prepaid), with a gross addition of 598 thousands new lines and the disconnection of 430 thousands lines. The majority of disconnected lines were due to payment delinquency. Tele Nordeste Celular's service coverage encompasses 7.5% of the population and 29% of the concession area, composed of 307 municipalities.

Although Tele Nordeste Celular does not consider the wireline operating companies a direct competitor, it is important to point out that the wireline service operators in the region are Tele Norte Leste Participacoes S.A. (Telemar), which also resulted from the Sistema Telebras split-up, and Vesper S.A. (Telemar's mirror company).


The Region

The concession area of the operating companies comprises the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas. Although these states have the lowest GDP per capita figures in Brazil and present a high concentration of income, these states have also been growing at a faster rate than the rest of the country, mainly as a result of the tourism industry's growth. The northeast is considered one of the country's most beautiful regions with some of the friendly and most hospital inhabitants, who know how to welcome visitors.

-------------------------------------------------------------------------------------------------------

     State              Population (in    % of Brazilian     % of Brazil's GDP     Income per Capita
                           millions)        Population
-------------------------------------------------------------------------------------------------------
Pernambuco                    7.6               4.6                 2.74             US$ 1,482.00
Ceara                         7.1               4.2                 2.57             US$ 1,437.00
Paraiba                       3.4               2.1                 1.05             US$   964.00
Rio Grande do Norte           2.7               1.0                 1.03             US$ 1,575.00
Alagoas                       2.7               1.6                 0.92             US$ 1,187.00
Piaui                         2.6               1.6                 0.65             US$   792.00
-------------------------------------------------------------------------------------------------------
(*) IBGE 2000



Obligations of the Telecommunications Companies

The telecommunication operating companies must meet certain obligations regarding service quality and plant expansion and modernization, as stipulated in the list of obligations. Non-compliance with the list of obligations may result in a daily fine equivalent to 0.05% of annual net operating revenues, until the company complies with said obligations, as well as revocation of a company's concession.

Service Quality

------------------------------------------------------
                                          Goals
             Indicators               Established by
                                          Anatel
------------------------------------------------------
System availability rate                  > 98%
------------------------------------------------------
Loss in Cell site (ERB) - Switching
center (CCC) links                         < 3%
------------------------------------------------------
Blockage in the ERB voice channel
during Peak Time (HMM)                     < 5%
------------------------------------------------------
Loss in the interconnection links
during Peak Time (HMM)                     < 3%
------------------------------------------------------
Probability of access on first try        > 90%
------------------------------------------------------
Number of customer complains               < 5%
per/Month
------------------------------------------------------

Service to Districts and Municipal Seat Districts

-----------------------------------------------------
                       Minimum Coverage Required by
                               November 04,
-----------------------------------------------------

                       1999    2000   2001    2002
-----------------------------------------------------
Services offered in
cities w/
populations between :
-----------------------------------------------------
30,000 and 50,000        -      -       -      70%
-----------------------------------------------------
50,000 and 75,000        -      -      80%      -
-----------------------------------------------------
75,000 and 100,000       -     90%      -       -
-----------------------------------------------------
100,000 and 200,000    100%     -       -       -
-----------------------------------------------------
More than 200,000 or
state capitals           -      -       -       -
-----------------------------------------------------
Maximum average
waiting time for       120     30      15       5
installation (in
days)
-----------------------------------------------------


Nowadays, all the Operating Companies are in compliance with the Service Quality Obligations and reached all the Obligations related to Coverage until 2003. Although there are no guarantees, all the Operating Companies firmly believe that they have the capability to reach all the obligations established in the Concession Contract.

In November 1999, the Operating Companies signed a Protocol with Anatel, where some new goals were established. These new goals, have been monthly monitored since January 2000. And start to be demand on June 2001. The results are available on the Anatel Website (www.anatel.gov.br).




The table bellow, give the details of these new goals:

Service quality - 2002

                                 Goals set
                                    by
Indicators                         ANATEL    Telasa     Telpe      Telpa    Telern    Teleceara   Telepisa    Consolidated
                                -------------------------------------------------------------------------------------------

System availability index          > 98%    100.00%     99.97%     100.00%   100.00%    100.00%     100.00%       99.99%
ERB blocked voice channel           < 3%      1.04%      1.32%       0.34%     0.87%      0.69%       0.91%        0.95%
PVMC7                              > 57%     59.52%     59.03%      58.52     58.88%     59.48%      58.97%       59.12%
PVMC8                              > 85%     96.75%     96.86%      96.35%    96.42%     96.56%      96.15%       96.62%
PVMC9                               < 3%      1.09%      1.04%       0.89%     1.02%      1.01%       0.91%        1.01%




               Services to districts and head municipal districts


                                                                                    Minimum coverage required by
                              Status as of December 31, 2002                                 November 4,
                              -------------------------------------------------------------------------------------
                              Telasa   Teleceara   Telepisa   Telern    Telpa    Telpe    2000     2001     2002
                              -------------------------------------------------------------------------------------
Services offered in cities
   with population of:
30,000 to 50,000                100%        100%      100%      100%     100%     100%       -        -      70%
50,000 to 75,000                100%        100%      100%      100%     100%     100%       -      80%        -
75,000 to 100,000               100%        100%      100%      100%     100%     100%     90%        -        -
100,000 to 200,000              100%        100%      100%      100%     100%     100%       -        -        -
More than 200,000 or
   state capital                100%        100%      100%      100%     100%     100%       -        -        -


Interconnection

Interconnection is the connection between functionally compatible telecommunication networks, so that service users from a given network may communicate with service users from another network, or to access services offered by it.

The telecommunication operating companies of collective interest (wireline) are obliged to make their networks available for interconnection when requested by another telecommunications service provider of collective interest (wireline).

The interconnections between networks of telecommunication service providers are governed by the General Law of Telecommunications (Law No. 9.472, of July 16,
1997), the general interconnection regulations, norms and regulations specific to each service, as well as by the interconnection agreements entered into between the operating companies and approved by ANATEL. The interested parties are free to negotiate such agreements, so long fair, ample and just competition is maintained.

The interconnection agreements stipulate the type, form and conditions in which interconnection is to be provided; rights, guarantees and obligations of the parties; prices to be charged, when not established by ANATEL; means for rendering accounts between operating companies; conditions for infrastructure sharing; technical conditions relative to interconnection implementation and quality; fines and other sanctions; court and manner for extra judicial resolution of contract divergences.

Tariff Regulation

The concessions granted to the Band-A and Band-B operators, including the concessions of the parent company, contain a maximum price mechanism for establishing and adjusting tariffs on an annual basis. The maximum price mechanism stipulated by ANATEL consists of a maximum limit or maximum price linked to the weighted tariff average for a basket of services. The basket contains items from the basic service plan, including the monthly basic subscription, VC1 tariff (local calls placed, per minute of usage or 6 second fraction thereof), VC2 tariff (calls placed outside the registration area and within the states comprising Area 10 - Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof), VC3 tariff (calls placed outside the registration area and outside the states comprising Area 10- Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof), DSL1 tariff (calls received when located outside the area of mobility and within the states comprising Area 10 - Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof), DSL2 tariff (calls received when located outside the area of mobility and outside the states comprising Area 10 - Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof, and the AD tariff (calls made or received outside the area of mobility), as well as the interconnection fees and the network usage fees.

The initial maximum price agreed to between ANATEL and the parent company at the time of the concession was based on preexisting tariffs, which were prepared taking into account the parent company's total costs. The initial price will be adjusted on an annual basis in conformity with the formula stipulated in the concession. The formula allows two increases in the maximum price. The first increase is adjusted to reflect increases in inflation, by multiplying the maximum price by (1 + 1(y)), where y represents the inflation rate measured by the Fundacao Getulio Vargas' General Price Index -Internal Availability (IGP-DI). The second, since the maximum price covers a basket of services, while the weighted tariff average for the entire basket cannot exceed the maximum price, the tariffs for individual services within the basket can be increased. The Parent Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment to reflect the inflation already included in the annual increases of the maximum basket increase, in order for it to adjust the other prices downwards, so as to ensure that the weighted tariff average does not exceed the maximum price.

Since October 1994, the cellular mobile telephone service in Brazil, which differs from that in the United States, is offered based on the "calling party pays" system. According to the "calling party pays" policy, the cellular mobile service subscriber generally pays utilization expenses only for the calls made by such person.

When a subscriber places a call from a limited geographic area (the registration area) to another person within the same registration area, said subscriber pays a certain tariff per minute (VC1). If the person receiving the call is located outside the registration area, from where the call originated, but within the concession area of the cellular service provider of such registration area, the subscriber pays a higher tariff (VC2). Calls made within a registration area to a recipient located outside the concession region from where such registration area is located will be billed at a much higher tariff (VC3). The company receives the income from VC1, VC2 or VC3, whichever the case, for all cellular calls originated in the region, whether they are placed by the subscriber of the Parent Company or by the subscriber of another cellular operating company that is visiting the region. Similarly, when a subscriber of the company places a call while outside the region, the VC1, VC2 or VC3 income, whichever the case, associated to those calls are paid to the cellular operator from the concession region from where the call was made.
When the subscriber of the company places or receives a call while outside the registration area to which it is registered for the service, the subscriber also pays the company a surcharge per call known as AD. When the client of the company receives a call outside its registration area, he or she also pays a tariff: if said person is located within the operating company's concession area, he or she will pay the DSL1 tariff and, if located outside the operator's concession area, such person will pay the DSL2 tariff, which is higher than the DSL1.

The other telecommunications companies that wish to interconnect with and utilize the operating company's network shall pay certain tariffs, mainly the use of network fee, which is subject to a maximum price stipulated by ANATEL.

The maximum use of network price established by ANATEL varies from company to company, based on the cost characteristics of each operating company's network. The tariff is a fee charged per minute of use, and represents an average expense for the operating company's basket of services.

05.03 - Peak Business Periods

In accordance with the region characteristic of natural vocation for tourism and, because of the investments realized in this sector during the last years, there was an increase in the tourism flow, mainly during the summer months, and during this period we can see na increase in the volume of the traffic generated (incoming and outgoing).

06 - Products and Services Offered

------------------------------------------------------------------------------------------------------------------

1 - ITEM         2 - MAIN PRODUCTS AND SERVICES                                    3 - % OF NET INCOME
------------------------------------------------------------------------------------------------------------------
       01                       Cellular mobile telephone services                             94,53
------------------------------------------------------------------------------------------------------------------
       02                     Sale of cellular phones and accessories                           5,47
------------------------------------------------------------------------------------------------------------------

06.01 - Main Clients according to Product and/or Service Offered

------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - ITEM    2 -PRODUCT NAME / CLIENT NAME                  3 - CLIENT PARTICIPATION IN NET INCOME
------------------------------------------------------------------------------------------------------------------
     001                  Cellular mobile telephone services
------------------------------------------------------------------------------------------------------------------
     001          001     Clients in general, both public and private                     94,53
------------------------------------------------------------------------------------------------------------------
     002                  Sale of cellular phones and accessories
------------------------------------------------------------------------------------------------------------------
     002          001     Clients in general, both public and private                      5,47
------------------------------------------------------------------------------------------------------------------

07 - Production Process

Through its operating companies, Tele Nordeste Celular offers its subscribers post-paid cellular services, using digital technology (TDMA), and analog technology in locations where the plant has not yet been fully digitalized. The Company also offers the prepaid service plan - totally digital.

Under the post-paid system, Tele Nordeste Celular's subsidiaries offer a basic service plan as well as special service plans - called Formula TIM, which are billed monthly and the client can choose from among 6 different payment dates. In the prepaid system, clients purchase credits in advance using their Timmy Card, which can be procured through a vast network of distributors (company stores and licensed stores, lottery houses, drugstores, supermarkets, post offices, etc.) or by means of bank transfers. Users can place and receive calls while their balance is positive and within the term of validity. Once the balance is used up, users can still continue receiving calls, but can only place calls to the Customer Service Call Center, toll-free numbers and emergency numbers for a 150 day period, after such period, users will no longer be able to receive calls, only place calls to the Customer Service Call Center, toll-free numbers and emergency numbers. 180 days after the last recharging of credits, the phone is automatically disconnected.

Through its operating companies, Tele Nordeste Celular also commercializes cellular phone handsets and accessories in general.

The table below summarizes the advanced services (complementary) currently offered by the Tele Nordeste Celular operating companies:

Post-paid System

------------------------------------------------------------------------------------------------------------------

SERVICE                           DESCRIPTION                                                   MONTHLY FEE
------------------------------------------------------------------------------------------------------------------
                                  If busy, calls are transferred to another telephone
Call transfer when line is        number selected by the client.                                 No charge
busy/no answer                    If not answered, the call is transferred to another
                                  telephone number selected by the client.
------------------------------------------------------------------------------------------------------------------
                                  Receives and stores messages when the cellular phone is
Mail Box                          turned off, out of service or if the subscriber
                                  does No charge not answer the call.
------------------------------------------------------------------------------------------------------------------
Mail Box Plus                     Has the same functionality of the Mail Box but allow             R$3.90
                                  the user to receive up to 30 pages of fax. To print,            R$4.07*
                                  the user must have a fax close, despite the receiving
                                  time.
------------------------------------------------------------------------------------------------------------------
Mail Box Premium                  Has the same functionality of the Mail Box Plus but              R$5.90
                                  with a bigger capacity                                          R$6.16*
------------------------------------------------------------------------------------------------------------------
                                  The subscriber is advised while speaking on the
Call Waiting                      cellular phone that another person is trying to                No charge
                                  place a call to his/her number.
------------------------------------------------------------------------------------------------------------------
                                  Allows all calls directed to the cellular phone number
Follow-me                         to be automatically transferred to a number programmed         No charge
                                  by the subscriber.
------------------------------------------------------------------------------------------------------------------
                                  When the subscriber is speaking with someone, this
Consultation / Conference Call    service allows connecting with another party in                No charge
                                  order for three parties to communicate simultaneously.
------------------------------------------------------------------------------------------------------------------
Digital Caller ID - RADAR         Valid only for digital phones. It informs the
                                  telephone number that is calling the                           No charge
                                  subscriber.
------------------------------------------------------------------------------------------------------------------

Values attributed to Telpe Celular, because of the ICMS difference in charge.

Prepaid System

------------------------------------------------------------------------------------------------------------------
                                  Receives and stores messages when the cellular phone is
Mail Box                          turned off, out of service or if the subscriber does           No charge
                                  not answer the call.
------------------------------------------------------------------------------------------------------------------
Digital Caller ID - RADAR         Valid only for digital phones. It informs the
                                  telephone number that is calling the subscriber.               No charge
------------------------------------------------------------------------------------------------------------------

The table below presents the other services currently offered by the Tele Nordeste Celular operating companies:

--------------------------------------------------------------------------------

                        SERVICE                                    TARIFF
--------------------------------------------------------------------------------
Client-requested call blocking                                     R$ 6.72
--------------------------------------------------------------------------------
Call blocking due to loss                                         No charge
--------------------------------------------------------------------------------
Investigation cost                                                No charge
--------------------------------------------------------------------------------
Additional copy of statement                                      No charge
--------------------------------------------------------------------------------
Change of registration area                                        R$ 6.72
--------------------------------------------------------------------------------
Client-requested change of number                                  R$ 6.72
--------------------------------------------------------------------------------
Change of phone handset                                            R$ 6.72
--------------------------------------------------------------------------------
NFST reissue                                                      No charge
--------------------------------------------------------------------------------
Issuance of NFST simple form (at counter)                         No charge
--------------------------------------------------------------------------------
Detailed bill (pre-paid)                                           R$6.72
--------------------------------------------------------------------------------
Detailed bill                                                     No charge
--------------------------------------------------------------------------------
Choice of number                                                  No charge
--------------------------------------------------------------------------------
Definitive transfer of subscription                               No charge
--------------------------------------------------------------------------------
(*) Gross values

Value Added Services

With the new advance services, TIM's can use high technology services to easy their life's, as below:

Text Message Service - An easy and cheap to communicate, allowing the communication by short text messages through you cell phone.

Timnet.com- It is a web site with the partnership of Globo.com. Through it, you can have access to services such as: Agenda, e-mails, news. And you also can personalize the information you want on your cell phone.

E-message- Allows you to receive short text messages up to 130 characters. You must use our website in order to send those messages.

TIMFlash - It is the right choice for those which want a fast and easy way to communicate. Using your cell phone you can sent a message to other of a charge of R$0,19 each message.

Data Service - It is an efficient tool for data transfers, join the mobility of a cell phone and the utility of the internet.

Moving Office - With this tool you will be able to access internet, send a fax, do data transfers, send files, make downloads, all that wherever you are, you should only connect your cell phone to a palm-top or notebook.

This service is offered to all area 10 but only to the postpaid system. You are charged in the same way as if you were speaking, by the total minutes used.

TIMWap - TIM offers also this technology to optimize the communication. With TIMWAO it is possible to accsse internet wherever you are directly from your mobile.


The operating companies of Tele Nordeste Celular offer, in conjunction with other Band-A and Band-B operators, Automatic Roaming service throughout Brazil, which allows a subscriber (post-paid or prepaid) to receive all calls made to his or her number, regardless of the region where this person is located. Cellular service is also offered to visiting subscribers of other Band-A and Band-B operating companies. The operating companies charge these other operating companies for the services offered to their visiting subscribers, pursuant to the Roaming agreements signed with such operators.

The operating companies of Tele Nordeste Celular also possess International Roaming Agreements with Miniphone S.A. (Buenos Aires), Compania e Radio Comunicaciones Moviles S.A. (Buenos Aires), Telecom Personal S.A. (Interior and northern region of Argentina), Telefonica Comunicaciones Personales S.A. (Southern Argentina), Administracion Nacional de Telecomunicaciones (Uruguay) and Abiatar S.A. - Movicom (Uruguay), which allow subscribers to use their cellular phones in Argentina, Uruguay and Paraguay , as well as the subscribers of those companies to use their cellular phones in Tele Nordeste Celular's concession area . Additionally, the operating companies of Tele Nordeste Celular are currently negotiating an International Roaming Agreement with Telefonica Celular del Paraguai S.A. (Paraguay) and Telecomuicacoes Moveis Nacionais S.A. - TMN (Portugal).

The operating companies of Tele Nordeste Celular also offer their clients (post-paid and prepaid) the Customer Service Call Center, twenty-four hours a day, seven days a week, with the objective of solving customer problems and doubts. The Tele Nordeste Celular companies monitor these services with regards to service quality.

Billing and Management System

In 1999, the operating companies of Tele Nordeste Celular implemented a new billing system (CABS2000), developed by the English company SEMA Group, which is centralized in the city of Recife, Pernambuco state, where Tele Nordeste Celular's head offices are located. This new billing system encompasses everything from the billing of calls to customer services.

In November of 2001, BSCS takes place as the new billing system, having as main objective, give the flexibility and capable tools to adoptee the costumer needs. Accelerating the lunch of new products.

The operating companies receive payment for the use of their network through calls terminated in cellular phones of their subscribers or via calls placed and received by visiting clients. Likewise, they make payments to other operating companies for the use of their networks on the part of their clients when visiting the concession areas of such operators. The statements of these transactions are prepared by Embratel by means of the DETRAF (Traffic Statement), as stipulated by the specific agreement (Clearing House).

According to current legislation, invoices are delivered to the client's residence at least 05 (five) days prior to the payment due date.

Service Suspension and Cancellation

The operating companies of Tele Nordeste Celular use a collect ruler for each type of user. The actions of this ruler include short messages, letters, blockage of outgoing calls after 15 past due, blockage of outgoing and incoming calls, the inclusion on the Black list and disconnection.
The operating companies of Tele Nordeste Celular have adopted since the end of Telebras until the end of 1999 the following criteria for calculating the Provision for Doubtful Accounts (PDD):

.. Tele Nordeste Celular Participacoes S.A. and their subsidiaries are adopting the following criteria to calculate the Bad Debt

--------------------------------------------------------------------
Falling due                                                      4%
--------------------------------------------------------------------
Amounts past due 30 days                                         4%
--------------------------------------------------------------------
Amounts past due between 31 and 60 days                          4%
--------------------------------------------------------------------
Amounts past due between 61 and 90 days                         35%
--------------------------------------------------------------------
Amounts past due between 91 and 120 days                        55%
--------------------------------------------------------------------
Amounts past due between 121 and 150 days                       75%
--------------------------------------------------------------------
Amounts past due between 151 and 180 days                       95%
--------------------------------------------------------------------
Amounts past due 180 days                                      100%
--------------------------------------------------------------------

08 - Commercialization and Distribution Process, Markets and Exports

Markets

With the acquisition of region I by Tele Norte Leste Participacoes S.A., since June 24th, the local market of mobile communication have another player. "Oi" a subsidiary of Telemar, which operates the fixed lines, Utilizing GSM technology (Global System Mobile)

The Band-B operator in the region, BCP (BSE S.A.), a consortium formed by BellSouth and Banco Safra, began its operations halfway through 1998, with a totally digital.

Those two players offer today weaker geographic coverage comparing to Tele Nordeste Celular.

In December 2002, the operating companies of Tele Nordeste Celular, as a whole, expanded their client base to a total of 1,925 thousands of clients (694 thousands as post-paid and 1,232 thousands as prepaid), with a gross addition of 598 thousands new lines and the disconnection of 430 thousands lines. The majority of disconnected lines were due to payment delinquency. Tele Nordeste Celular's service coverage encompasses 7.5% of the population and 29% of the concession area, composed of 307 municipalities.

Although Tele Nordeste Celular does not consider the wireline operating companies a direct competitor, it is important to point out that the wireline service operators in the region are Tele Norte Leste Participacoes S.A. (Telemar), which also resulted from the Sistema Telebras split-up, and Vesper S.A. (Telemar's mirror company).


Macroeconomic Context and Business Sector

In July of 1997 the "General Law of Telecommunications" was enacted (Law No.
9.472 of July 16,1997), which created the new regulatory agency, the National Telecommunications Agency (ANATEL), updated the sectors regulations and also established the basic principles for privatizing the sector.

In July of 1998,11 of the 12 holding companies resulting from the Telebras System reorganization were auctioned off, one of these companies being Tele Nordeste Celular. The other 11 holding companies comprised three parent companies of wireline telephone companies, seven parents companies of cellular mobile telephone companies and one operating company for long distance domestic and international services. In this auction, the Bitel Participacoes/UGB Participacoes consortium acquired the shareholding control of the company.

In March 1999, Bitel Participacoes S.A., the company controlled by Telecom Italia Mobile SpA - TIM, acquired the shares owned by UGB Participacoes, thus becoming the sole controlling shareholder of Tele Nordeste Celular.

TIM is one of the largest cellular mobile service operating companies in Europe and worldwide, with more than 39 million clients in December 2002, of which 4,9 million in Brazil. TIM also detains the shareholder control in Tele Celular Sul Participacoes S.A. (the holding company that controls the Band A cellular operating companies in the states of Parana and Santa Catarina, as well as the city of Pelotas in Rio Grande do Sul) and Maxitel (the Band B cellular operating company in the states of Sergipe, Bahia and Minas Gerais). TIM also holds the controlling of the GSM operators: TIM Rio Norte (in the states of Rio de Janeiro, Espitio Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia and Sergipe), TIM Centro Sul (in the states of Rio Grande do Sul, Goias, Tocantins, Mato grosso, Mato grosso do Sul, Rondonia, Acre and Distrito Federal) and TIM Sao Paulo (in the state of Sao Paulo) becoming the unique operator to have a national wide coverage.

With the Invitation to Bid on Personal Communication Services (PCS), dated November 22, 2000, Anatel divided Brazil into three regions (Area I - comprising the following states: Rio de Janeiro, Espirito Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia, Sergipe, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; Area II - comprising the following states: Parana, Santa Catarina, Rio Grande do Sul, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre, as well as the Federal District; and Area III - comprising the state of Sao Paulo), and created 3 new Bands "C", "D" and "E", which will operate on the 1.8 GHz frequency.

The PCS, which according to Anatel succeeds the Cellular Mobile Service (SMC), should increase the offer of cellular mobile services and allow for new services and features, motivating and technological transition to the so-called third generation of mobile devices, 3G. The two current Bands "A" and "B" may opt for to migrate to the PCS prior to the hands of their license terms, or will be incorporated to the PCS once their licenses expire.


Commercialization and Distribution

The sales and distribution channels used by the operating companies of Tele Nordeste Celular are as follows:

Own Stores: operated by the cellular mobile telephone company, they specifically cover services and complaints that cannot be handled by telephone, in addition to commercializing cellular handsets, accessories and services offered by the company;

Call Center: telephone services provided 24 hours a day, seven days a week, providing support to client service requests, explanations to doubts and complaints, as well as divulging the company's services;

Licensed Dealers: electronic product shops, large department stores, supermarkets, among others, contracted as indirect channels in several locations within the concession area, aimed at providing activities similar to those offered by the self-owned Stores.

The table below shows the evolution in the sales and distribution channels of Tele Nordeste Celular's operating companies:

------------------------------------------------------------------------------------------------
                                2002                      2001                      2000
------------------------------------------------------------------------------------------------
        Operator         Own        Dealers        Own        Dealers        Own        Dealers
------------------------------------------------------------------------------------------------
Telepisa Celular            1            39           2            27           2            21
------------------------------------------------------------------------------------------------
Teleceara Celular           2           121           3            98           6            72
------------------------------------------------------------------------------------------------
Telern Celular              1            52           3            50           3            57
------------------------------------------------------------------------------------------------
Telpa Celular               1            76           2            54           4            54
------------------------------------------------------------------------------------------------
Telpe Celular               4           225           4           136           6           119
------------------------------------------------------------------------------------------------
Telasa Celular              1            55           2            44           2            38
------------------------------------------------------------------------------------------------
Total                      11           568          16           409          23           361
------------------------------------------------------------------------------------------------

The Authorized Dealers receive market training and support to ensure high service standards to their clients. Contracts with independent dealers are established for sale and qualification purposes, and may be terminated without any payment whatsoever in cases of insufficient performance or non-performance of contractual clauses. In this case, thirty-days advance notice in writing will suffice. Independent dealers receive different commissions for each new subscriber qualified, depending on the type of business relationship (exclusive or non-exclusive); they also receive according to the type of relationship, a contribution for marketing expenses.

Network Coverage and Use

The distribution (supply of services) is made by means of a network composed of switching offices (CCCs) and cell sites (ERBs) installed in the concession regions, pursuant to the technical criteria established by the Network Engineering area.

The table below shows the evolution in certain operational aspects consolidated for Tele Nordeste Celular:

----------------------------------------------------------------------------------------
Item                                      12/31/2002      12/31/2001     12/31/2000
----------------------------------------------------------------------------------------
Number of Post-paid Clients                   694,204            785,455    825,006
----------------------------------------------------------------------------------------
Number of Prepaid Clients                    1,231,639           972,205    685,994
----------------------------------------------------------------------------------------
Subscriber Growth for the Period                10%               16.32%      27%
----------------------------------------------------------------------------------------
Estimated population, in millions (1)           27             26.0           26.0
----------------------------------------------------------------------------------------
Cellular Penetration Rate in the Region        11.7%          10.3%           8.8%
(2)
----------------------------------------------------------------------------------------

(1) Base: IBGE (Brazilian Institute of Geography and Statistics)
(2) Number of subscribers (Band A & Band B) divided by the region's population.

Tariffs

Revenues of the operating companies result from: (a) qualification fee, which is paid by a new subscriber to obtain cellular service (since November/1998, the Tele Nordeste Celular operating companies have stopped charging this fee); (b) usage fees; (c) monthly subscription fee; (d) network usage fee and other additional services.

The tariffs for cellular communication services provided by the operating companies are the object of final approval from ANATEL, which is responsible for establishing the maximum tariffs for cellular mobile telephone services.

In the post-paid system, the operating companies also offer special plans - called Formula TIM. Additional information can be obtained by visiting our homepage at www.timnordeste.com.br.

Post Paid

-------------------------------------------------------------------------------------
       Plano Basico          31.12.2002      31.12.2001   31.12.2000       31.12.1999
-------------------------------------------------------------------------------------
Line cost
-------------------------------------------------------------------------------------
Telepisa Celular                   0.00           0.00           0.00           0.00
-------------------------------------------------------------------------------------
Teleceara Celular                  0.00           0.00           0.00           0.00
-------------------------------------------------------------------------------------
Telern Celular                     0.00           0.00           0.00           0.00
-------------------------------------------------------------------------------------
Telpa Celular                      0.00           0.00           0.00           0.00
-------------------------------------------------------------------------------------
Telpe Celular                      0.00           0.00           0.00           0.00
-------------------------------------------------------------------------------------
Telasa Celular                     0.00           0.00           0.00           0.00
-------------------------------------------------------------------------------------
Montly Charge
-------------------------------------------------------------------------------------
Telepisa Celular                  18.39          18.39          11.99          12.00
-------------------------------------------------------------------------------------
Teleceara Celular                 18.39          18.39          11.99          12.00
-------------------------------------------------------------------------------------
Telern Celular                    18.39          18.39          11.99          12.00
-------------------------------------------------------------------------------------
Telpa Celular                     18.39          18.39          11.99          12.00
-------------------------------------------------------------------------------------
Telpe Celular                     19.20          19.20          11.99          12.00
-------------------------------------------------------------------------------------
Telasa Celular                    18.39          18.39          11.99          12.00
-------------------------------------------------------------------------------------
VC1 (per minuteo)
-------------------------------------------------------------------------------------
Telepisa Celular                   0.44           0.44           0.38           0.26
-------------------------------------------------------------------------------------
Teleceara Celular                  0.44           0.44           0.38           0.26
-------------------------------------------------------------------------------------
Telern Celular                     0.44           0.44           0.38           0.26
-------------------------------------------------------------------------------------
Telpa Celular                      0.44           0.44           0.38           0.26
-------------------------------------------------------------------------------------
Telpe Celular                      0.45           0.45           0.38           0.26
-------------------------------------------------------------------------------------
Telasa Celular                     0.44           0.44           0.38           0.26
-------------------------------------------------------------------------------------
VC2 (per minute)                   0.45           0.45           0.50           0.50
-------------------------------------------------------------------------------------
VC3 (per minute)                   1.17           1.17           0.60           0.59
-------------------------------------------------------------------------------------
AD (per call)                      0.52           0.52           0.30           0.30
-------------------------------------------------------------------------------------
DSL1 (per minute)                  0.41           0.41           0.29           0.29
-------------------------------------------------------------------------------------
DSL2 (per minute)                  0.58           0.58           0.33           0.33
-------------------------------------------------------------------------------------


TIM can readjust the fee, a in the hypothesis set in the law, by a previous announcement of the new fees on a daily newspaper at least 2 days before the charge.
Normal: from Monday till Saturday between 07am and 9pm.
Reduction: from Monday till Saturday after 9pm until 7am, Sundays a holydays


Prepaid System

                                   Plano DIA (
                                   PERNAMBUCO
                            Pre Paid                                      NORMAL                  Reduction
Local Calls Mobile-Fixed VC1
Local Calls Mobile-Mobile VC1 TIM-TIM
Local Calls Mobile-Mobile VC1
Regional Calls Mobile-Fixed VC2
Regional Calls Mobile-Mobile VC2 TIM-TIM                                   0.78                     0.57
Regional Calls Mobile-Mobile VC2
National Calls Mobile-Mobile VC3
National Calls Mobile-Mobile VC3
Additional for Regional DSL                                                             0.43
DSL1                                                                                    0.41
DSL2                                                                                    0.67
Timmy Quarteto                                                                          0.38


             ALAGOAS, PARAIBA, RIO GRANDE DO NORTE, CEARA and PIAUI
                            Pre Paid                                      NORMAL                  Reduction
Local Calls Mobile-Fixed VC1
Local Calls Mobile-Mobile VC1 TIM-TIM
Local Calls Mobile-Mobile VC1
Regional Calls Mobile-Fixed VC2
Regional Calls Mobile-Mobile VC2 TIM-TIM                                   0.75                     0.55
Regional Calls Mobile-Mobile VC2
National Calls Mobile-Mobile VC3
National Calls Mobile-Mobile VC3
Additional for Regional DSL                                                             0.42
DSL1                                                                                    0.40
DSL2                                                                                    0.65
Timmy Quarteto                                                                          0.37


                                   Plano NOITE

                                                                                                         PERNAMBUCO
                            Pre Paid                                      NORMAL                  Reduction
Local Calls Mobile-Fixed VC1
Local Calls Mobile-Mobile VC1 TIM-TIM
Local Calls Mobile-Mobile VC1
Regional Calls Mobile-Fixed VC2
Regional Calls Mobile-Mobile VC2 TIM-TIM                                   1.03                     0.36
Regional Calls Mobile-Mobile VC2
National Calls Mobile-Mobile VC3
National Calls Mobile-Mobile VC3
Additional for Regional DSL                                                             0.43
DSL1                                                                                    0.41
DSL2                                                                                    0.67
Timmy Quarteto                                                                          0.34


             ALAGOAS, PARAIBA, RIO GRANDE DO NORTE, CEARA and PIAUI
                            Pre Paid                                      NORMAL                  Reduction
Local Calls Mobile-Fixed VC1
Local Calls Mobile-Mobile VC1 TIM-TIM
Local Calls Mobile-Mobile VC1
Regional Calls Mobile-Fixed VC2
Regional Calls Mobile-Mobile VC2 TIM-TIM                                   0.99                     0.36
Regional Calls Mobile-Mobile VC2
National Calls Mobile-Mobile VC3
National Calls Mobile-Mobile VC3
Additional for Regional DSL                                                             0.42
DSL1                                                                                    0.40
DSL2                                                                                    0.65
Timmy Quarteto                                                                          0.33



                                 Plano TODA HORA

                                   PERNAMBUCO
                            Pre Paid                                      NORMAL                  Reduction
Local Calls Mobile-Fixed VC1
Local Calls Mobile-Mobile VC1 TIM-TIM
Local Calls Mobile-Mobile VC1
Regional Calls Mobile-Fixed VC2
Regional Calls Mobile-Mobile VC2 TIM-TIM                                   0.75                     0.75
Regional Calls Mobile-Mobile VC2
National Calls Mobile-Mobile VC3
National Calls Mobile-Mobile VC3
Additional for Regional DSL                                                             0.43
DSL1                                                                                    0.41
DSL2                                                                                    0.67
Timmy Quarteto                                                                          0.38


             ALAGOAS, PARAIBA, RIO GRANDE DO NORTE, CEARA and PIAUI
                            Pre Paid                                      NORMAL                  Reduction
Local Calls Mobile-Fixed VC1
Local Calls Mobile-Mobile VC1 TIM-TIM
Local Calls Mobile-Mobile VC1
Regional Calls Mobile-Fixed VC2
Regional Calls Mobile-Mobile VC2 TIM-TIM                                   0.72                     0.72
Regional Calls Mobile-Mobile VC2
National Calls Mobile-Mobile VC3
National Calls Mobile-Mobile VC3
Additional for Regional DSL                                                             0.42
DSL1                                                                                    0.40
DSL2                                                                                    0.65
Timmy Quarteto                                                                          0.36



P.S: It will not have charge of AD and DSL-1 in the dislocation inside of the registered area of the Estate. AD and DSL-1 will be charge for incoming call in interstate roaming. In national roaming, AD and DSL-2 will be charge for incoming calls


If the user want to change the plan, It can be done any time by phoning from your Timmy Digital to *44. The first time is free, a R$5.00 fee is going to be charge in the other changes. In each change the user has to wait at least 7 days before change again.


Use of Network Tariff

In addition to the income from cellular phone calls originated within the region, the operating companies of Tele Nordeste Celular receive revenues from any call (cellular or wireline) completed to a cellular phone within its coverage area. Tele Nordeste Celular's operating companies charge the operating company from which network a call was originated, a use of network tariff for each minute that the Company's network is used to complete such call.

---------------------------------------------------------------------------------------------------------------------
                               Fev/2003         Fev/2002         12/31/2001        12/31/2000         12/31/1999
---------------------------------------------------------------------------------------------------------------------
Network Tariff (R$) (*)              0.3614            0.2963            0.2607            0.2607             0.2184
---------------------------------------------------------------------------------------------------------------------
(*) Net of ICMS Tax

Taxes on Telecommunication Services

The main tax levied on telecommunication services is the Value Added Tax on Sales and Services (ICMS), a state tax which rate is 25% in the states where Tele Nordeste Celular's operating companies are present in and charged on both national and international calls. In the State of Pernambuco the tax rate is 25%

Other taxes applicable to telecommunication services include: Tax for Social Security Financing Billings (COFINS) and the Employees' Profit Participation Program (PIS), both of which are federal taxes. The tax rates in effect until December/2000 were 3% and 0.65%, respectively. Since December 2002, the tax rate of the PIS turn to 1.65%

9 - Positioning in the Competitive Process

With the acquisition of region I by Tele Norte Leste Participacoes S.A., since June 24th, the local market of mobile communication have another player. "Oi" a subsidiary of Telemar, which operates the fixed lines, Utilizing GSM technology (Global System Mobile)

The Band-B operator in the region, BCP (BSE S.A.), a consortium formed by BellSouth and Banco Safra, began its operations halfway through 1998, with a totally digital.

Those two players offer today weaker geographic coverage comparing to Tele Nordeste Celular.

We estimate that our market share in the region at the end of 2002 approximately by 59%, the penetration rate in the region at the end of 2002 was estimated in 11,7%, comparing to the country penetration approximately of 19,2% (almost 32,6 million lines)

In December 2002, the operating companies of Tele Nordeste Celular, as a whole, expanded their client base to a total of 1,925 thousands of clients (694 thousands as post-paid and 1,232 thousands as prepaid), with a gross addition of 598 thousands new lines and the disconnection of 430 thousands lines. The majority of disconnected lines were due to payment delinquency. Tele Nordeste Celular's service coverage encompasses 7.5% of the population and 29% of the concession area, composed of 307 municipalities.

Although Tele Nordeste Celular does not consider the wireline operating companies a direct competitor, it is important to point out that the wireline service operators in the region are Tele Norte Leste Participacoes S.A. (Telemar), which also resulted from the Sistema Telebras split-up, and Vesper S.A. (Telemar's mirror company).

Under the Edital de Licitacao do Service Movel Pessoal - SMP [Invitation for Bids for Personal Mobile Service], dated November 22, 2000, Anatel divided Brazil into 3 regions, (Area I - comprising the following states: Rio de Janeiro, Espirito Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia, Sergipe, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; Area II - comprising the following states: Parana, Santa Catarina, Rio Grande do Sul, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre, as well as the Federal District; and Area III - comprising the state of Sao Paulo), and created 3 new Bands "C", "D" and "E", which will operate on the
1.8 GHz frequency.

The PCS, which according to Anatel succeeds the Cellular Mobile Service (SMC), should increase the offer of cellular mobile services and allow for new services and features, motivating and technological transition to the so-called third generation of mobile devices, 3G. The two current Bands "A" and "B" may opt for to migrate to the PCS prior to the hands of their license terms, or will be incorporated to the PCS once their licenses expire.

Because there were no interested for Band "C", ANATEL promote a public call to sell the correspondents frequencies. Tem enterprises from TIM Group, which operate in SMC, manifest their intention in the aquisiton of those to migrate to PCS and as a consequence to GSM. In November 20th 2002, ANATEL approved the migration of 10 operators from TIM Group for PCS, among then Tele Nordeste Celular.

After the ending of the public sale, the PCS licenses where that distributed :
Sao Paulo Capital, Bahiam Sergipe, Parana, and Santa Catarina with Telecom
Americas: Sao Paulo countryside, Minas Gerais, Piaui, Cearta, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas with Vespe; Parana, Santa Catarina, Rio Grende do Sul, Goias, Tocantins, Mato Grossi, Mato Grosso do Sul, Rondonia and Acre with Brasil Telecom.

10 - Main Patents, Trademarks and Franchises

The operating companies of Tele Nordeste Celular are concessionaires of cellular mobile telephone services and activities necessary or useful to the execution of such services, pursuant to the concession terms granted by the Federal Government on November 4, 1997.

The maturity dates and respective concession coverage areas of the operating companies are as follows:

--------------------------------------------------------------------------------
Operating Company           State                            Term
--------------------------------------------------------------------------------
- Telepisa Celular          Piaui                            March 27, 2009
--------------------------------------------------------------------------------
- Teleceara Celular         Ceara                            November 28, 2008
--------------------------------------------------------------------------------
- Telern Celular            Rio Grande do Norte              December 31, 2008
--------------------------------------------------------------------------------
- Telpa Celular             Paraiba                          December 31, 2008
--------------------------------------------------------------------------------
- Telpe Celular             Pernambuco                       May 15, 2009
--------------------------------------------------------------------------------
- Telasa Celular            Alagoas                          December 15, 2008
--------------------------------------------------------------------------------

The concessions may be renewed for consecutive 15-year periods, upon payment of the fees for the right to exploit cellular telecommunication services and for the use of associated radio frequencies.


11 - Investment Projects

Since the privatization process, the investment priorities of Tele Nordeste have focused on expanding network and coverage capacity, in addition to improving the general quality of the network and its services. Tele Nordeste Celular and its operating subsidiaries have as excellence reference the continuous technological development and customer service improvement.

In 1998, investments totaled approximately R$167 million, as part of the service expansion and modernization program, including the partial digitalization of the network. During 1999, R$ 240 million was invested mainly in the expansion, modernization and digitalization of the plant, with special emphasis on the Praias Project, which covers the entire coastal region within Tele Nordeste Celular's concession area, as well as the Rodovias Project, aimed at providing coverage on the main highways in the region. Significant investments were also made in the purchase and implementation of new billing and customer service systems, as well as the SAP R/3 management system.

During the year 2000, R$202.1 million were invested, basically on expanding network and coverage capacity, in addition to improving the general quality of the network and its services, and the launch of new sevices.

Together in 2001, Tele Nordeste Celular and its operating companies invested R$
132.0 million, mainly in the following projects:

Network:

     a)   Implementation of new services;
     b)   Increase in the availability of the existing services;
     c)   Greater plant digitalization; and,
     d)   Network optimization.

Information Technology:
     a) Acquisition and development of new systems to expedite customer service, facilitate the generation of new products, new rate plans, implement new dealer remuneration, efficiently manage debt negotiation and collection efforts, improve customer service and loyalty;
     b) Acquisition of the new postpaid service invoicing system that enables Tele Nordeste Celular's operating subsidiaries to widen their customer base, among other things;
     c) Design of a new Management support system, such as the creation of a communication channel between Management and staff on the Intranet, with the objective of having information reach each staff member swiftly and without noise.


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


11  Investments (Company)

    Participation in subsidiaries at December 31, 2002:

                                    Telasa       Telpe      Telpa    Telern    Teleceara    Telepisa      Timnet.
                                   Celular     Celular    Celular   Celular      Celular     Celular          Com
                                      S.A.        S.A.       S.A.      S.A.         S.A.        S.A.         S.A.      Balance
                                      ----        ----       ----      ----         ----        ----         ----      -------


Capital                             33,971     125,621     43,164    45,012       94,743      24,762       78,000

Quantity of shares hold (000)
  Common                         2,686,484   3,484,857    421,895   330,503      656,371     799,312   15,600,000
  Preferred                      2,493,196   2,946,710    571,404   533,176    1,057,883   1,090,126            -

Participation (%)                 78.7716%    78.6817%   71.8475%  76.1863%     79.9662%    79.4036%     20.0000%
hareholders' equity without
 the premium special reserve
 as of 12/31/02                     72,534     205,663     64,250    66,873      235,771      49,758       50,894
                                 =========   =========   ========= ========    =========   =========   ==========

Income (loss) for the year          20,722      31,312     17,955    19,997       73,776      12,226      (21,441)
                                 =========   =========   ========= ========    =========   =========   ==========

Equity pickup                       16,323      24,637     12,900    15,233       58,957       9,708       (4,288)     133,470
                                 =========   =========   ========= ========    =========   =========   ==========      ========

Investment                          57,136     161,821     46,163    50,947      188,537      39,510       10,179      554,293
Premium special reserve             16,946      78,042     15,134    15,465       35,092       9,065            -      169,744

                                 ---------   ---------   --------- --------    ---------   ---------   ----------      --------
Investment at 12/31/02              74,082     239,863     61,297    66,412      223,629      48,575       10,179      724,037
                                 =========   =========   ========= ========    =========   =========   ==========      ========


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


11  Investments (Company)   (continued)

    Participation in subsidiaries at December 31, 2001:

                                      Telasa       Telpe      Telpa      Telern    Teleceara      Telepisa       Timnet.
                                     Celular     Celular    Celular     Celular      Celular       Celular           Com
                                        S.A.        S.A.       S.A.        S.A.         S.A.          S.A.          S.A.    Balance
                                        ----        ----       ----        ----         ----          ----          ----    -------


Capital                                 31,410     113,849     43,164      42,823      89,440       23,392       78,000

Quantity of shares hold: (000)
  Common                             2,564,842   3,273,740    421,895     315,859     637,716      770,184   15,600,000
  Preferred                          2,338,288   2,708,992    571,404     503,850   1,025,809    1,037,781            -

Participation (%)                       78.02%      77.68%     71.85%      75.42%      79.55%       78.85%       33.33%
Shareholders' equity without
  the premium special reserve
  as of 12/31/01                        54,832     170,238     50,675      49,870     176,439       39,439       41,136
                                  ============ ===========  =========   ========= ===========  =========== ============

Income (loss) for the year              11,587      32,102       (192)      9,037      39,411        7,429       (5,664)
                                  ============ ===========  =========   ========= ===========  =========== ============

Equity pickup                            9,040      24,936       (138)      6,816      31,351        5,857       (1,888)    75,974
                                  ============ ===========  =========   ========= ===========  =========== ============  =========

Investment                              42,778     132,241     36,408      37,612     140,355       31,097       13,712    434,203
Premium special reserve                 19,507      89,815     15,134      17,654      40,395       10,434            -    192,939

                                  ------------ -----------  ---------   --------- -----------  ----------- ------------  ---------
Investment at 12/31/01                  62,285     222,056     51,542      55,266     180,750       41,531       13,712    627,142
                                  ============ ===========  =========   ========= ===========  =========== ============  =========

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


Service quality - 2002

                                 Goals set
                                    by


Indicators                         ANATEL    Telasa     Telpe      Telpa    Telern    Teleceara   Telepisa    Consolidated
                                -------------------------------------------------------------------------------------------

System availability index          > 98%     100.00%     99.97%    100.00%   100.00%    100.00%     100.00%       99.99%
ERB blocked voice channel           < 3%       1.04%      1.32%      0.34%     0.87%      0.69%       0.91%        0.95%
PVMC7                              > 57%      59.52%     59.03%     58.52     58.88%     59.48%      58.97%       59.12%
PVMC8                              > 85%      96.75%     96.86%     96.35%    96.42%     96.56%      96.15%       96.62%
PVMC9                               < 3%       1.09%      1.04%      0.89%     1.02%      1.01%       0.91%        1.01%




               Services to districts and head municipal districts

                                                                                    Minimum coverage required by
                                                                                             November 4,
                         Status as of December 31, 2002
                              -------------------------------------------------------------------------------------
                              Telasa   Teleceara   Telepisa   Telern    Telpa    Telpe    2000     2001     2002
                              -------------------------------------------------------------------------------------
Services offered in cities
   with population of:
30,000 to 50,000               100%        100%      100%      100%     100%     100%       -        -      70%
50,000 to 75,000               100%        100%      100%      100%     100%     100%       -      80%        -
75,000 to 100,000              100%        100%      100%      100%     100%     100%     90%        -        -
100,000 to 200,000             100%        100%      100%      100%     100%     100%       -        -        -
More than 200,000 or
   state capital               100%        100%      100%      100%     100%     100%       -        -        -


Transactions with Related Parties

The main transactions between related parties are represented by network use services and loans, and were carried out under normal market conditions.

                                        Telasa          Telpe         Telpa         Telern      Teleceara       Telepisa
                                       Celular        Celular       Celular        Celular        Celular        Celular
                                          S.A.           S.A.          S.A.           S.A.           S.A.           S.A.
                                          ----           ----          ----           ----           ----           ----


Assets
Noncurrent assets:                         608          2,253           568            604          1,376            367
    Other rights                           608          2,253           568            604          1,376            367
    Loans                                    -              -             -              -              -              -

Dividends and interest on
   shareholders' equity                  2,944            988           465          1,878         10,095          1,673

Liabilities
Current liabilities:                         -         22,252             -              -              -              -
  Other obligations                          -             29             -              -              -              -
  Loans                                      -         22,223             -              -              -              -

Expenses:                                    -          2,826             -              -              -              -
  Financial expenses                         -          2,826             -              -              -              -

Income:                                  3,491          1,222           555          2,231         11,965          1,986
  Financial income                           6              -             8              7             14              4
  Interest on shareholders' equity       3,485          1,222           547          2,224         11,951          1,982



                                       Balance        Balance
                                            in             in
                                          2002           2001
                                          ----           ----


Assets
Noncurrent assets:                       5,776          3,343
    Other rights                         5,776          2,262
    Loans                                    -          1,081

Dividends and interest on
   shareholders' equity                 18,043         18,235

Liabilities
Current liabilities:                    22,252         10,690
  Other obligations                         29              9
  Loans                                 22,223         10,681

Expenses:                                2,826            614
  Financial expenses                     2,826            614

Income:                                 21,450            190
  Financial income                          39            190
  Interest on shareholders' equity      21,411              -


The Company signed a management agreement with its collaborating shareholder Telecom Italia Mobile SpA, encompassing consulting services for the business development. This contract was duly approved by the Extraordinary Shareholders Meeting of November 29, 2000 and establishes, mainly, a quarterly remuneration of 1% of the consolidated net operating income. The agreement matures in September 2003. During 2002, the expenses related to this agreement totaled R$ 9,416, shown as administrative expenses in consolidated.

                                 FATO RELEVANTE

                    Tele Nordeste Celular Participacoes S.A.
                            CNPJ: 02.558.156/0001-18
                               NIRE: 5330000575-3

Following the applicable legal provisions, we hereby communicate to the shareholders, the market in general and other interested parties that the management of Tele Nordeste Celular Participacoes S.A. (the "Company") was informed on the date hereof by Telecom Italia S.p.A. (the "TI"), a company organized and existing under the laws of Italy, the owner of an indirect participation in the share capital of the Company, as follows: (i) 54.94% of the common share capital of TI is held by Olivetti S.p.A. (the "Olivetti"), a company also organized and existing under the laws of Italy, (ii) the extraordinary shareholders meeting of TI held on May 24, 2003 and the extraordinary shareholders meeting of Olivetti held on May 26, 2003 approved the merger by incorporation of TI into Olivetti (Olivetti being the absorbing company in the operation), (iii) Olivetti, upon completion of the merger, with the filing of the relevant acts with the Italian Registry of Companies, will have its corporate name changed to "Telecom Italia S.p.A." and will assume TI's corporate purpose in order to be able to operate in all the sectors in which TI is already active, specially in the telecommunications sector, (iv) upon completion of the merger, Olivetti will succeed TI in all its legal relationships, including the concessions, licenses and administrative authorizations granted to TI, in accordance with the procedures established by the applicable legislation, and (v) as described in the foregoing items, the merger herein mentioned constitutes an internal corporate restructuring within the Telecom Italia Group. Any other material information that may be received by the management of Company about the operation herein mentioned will be opportunely communicated to the market.

                           Recife, 27 de maio de 2003.



                              Walmir Urbano Kesseli
                    Financial and Investor Relations Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    May 28, 2003

                                        By /s/ WALMIR URBANO KESSELI
                                           -------------------------------------
                                           Name:  Walmir  Urbano Kesseli
                                           Title: Chief Financial Officer